UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33838

Dominion Diamond Corporation
(Exact name of registrant as specified in its charter)

P.O. Box 4569, Station A
Toronto, ON, Canada  M5W 4T9
 (416) 362-2237
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON SHARES
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One.*

*On November 1, 2017, pursuant to the Arrangement Agreement, dated July 15, 2017, by and between Northwest Acquisitions ULC (the “Purchaser”) and Dominion Diamond Corporation (the “Company”), the Purchaser acquired all of the Company’s outstanding common shares, as a result of which the Company became a wholly owned subsidiary of the Purchaser.

Pursuant to the requirements of the Securities Exchange Act of 1934, Dominion Diamond Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DOMINION DIAMOND CORPORATION

Date:	November 13, 2017	By:	/s/ Matthew Quinlan
		Name:	Matthew Quinlan
		Title:	Chief Financial Officer